UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2006.

Commission File Number: 000-51933

LABOPHARM INC.

480 Armand-Frappier Blvd.

Laval, Québec, Canada

H7V 4B4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐     Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-___________________________.

TABLE OF CONTENTS

Exhibits

99.1	Labopharm Appoints Mark D’Souza as Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LABOPHARM INC.

Date: September 14, 2006	By:	/S/ LYNDA COVELLO
Name: Ms. Lynda Covello Title: General Counsel and Corporate Secretary

Exhibit 99.1

Press Release

Labopharm

FOR IMMEDIATE RELEASE:

Labopharm Appoints Mark D’Souza as Chief Financial Officer

LAVAL, Quebec, CANADA (September 13, 2006) – Labopharm Inc. (TSX: DDS, NASDAQ:DDSS) today announced the appointment of Mark D’Souza to the position of Chief Financial Officer. Labopharm today also announced that Warren Whitehead is leaving the Company to pursue other opportunities.

“On behalf of the entire management team and Board, I would like to thank Warren for his considerable contribution and wish him well in his future endeavours,” said James R. Howard-Tripp, President and Chief Executive Officer of Labopharm Inc. “Mark’s extensive international and public company expertise will play an important role as we continue to pursue the global commercialization of our once-daily formulation of tramadol and the further development of our pipeline and we welcome him to the team.”

Mr. D’Souza has held a number of progressively senior financial management positions, most recently as Vice President, Finance with Quebecor Media Inc. In addition to several international positions with the Quebecor group of companies, he has served as Finance Director of the Société Générale de Financement du Québec and held corporate finance positions at the Royal Bank of Canada and the Union Bank of Switzerland (Canada). Mr. D’Souza is a member of the Quebec bar and began his career with Hemens Harris and Associates as a Lawyer. He holds an MBA from the École des Hautes Études Commerciales and an LLL from the University of Montreal.

About Labopharm Inc.

Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) is an international, specialty pharmaceutical company focused on the development of drugs incorporating the Company’s proprietary advanced controlled-release technologies. Labopharm’s lead in-house product, a once-daily formulation of the analgesic tramadol, has received regulatory approval in 22 European countries and Mexico and commercial launch of the product by licensed distributors across Europe is underway. In the U.S., the Company’s NDA for once-daily tramadol is under review at the FDA and the Company has secured a licensing and distribution agreement with Purdue Pharma. The Company’s pipeline includes a combination of in-house and partnered programs with products both in clinical trials and in preclinical development. For more information, please visit www.labopharm.com.

This press release contains forward-looking statements, which reflect the Corporation’s current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the successful and timely completion of clinical studies, the uncertainties related to the regulatory process and the commercialization of the drug thereafter. Investors should consult the Corporation’s ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Corporation disclaims any obligation to update these forward-looking statements.

At Labopharm Inc. Warren Whitehead Chief Financial Officer Tel: (450) 686-1017 ir@labopharm.com	At The Equicom Group Jason Hogan Investor and Media Relations Tel: (416) 815-0700 jhogan@equicomgroup.com French Enquiries: Eric Bouchard 514-844-7997 ebouchard@equicomgroup.com